Exhibit 3.1

CERTIFICATE ACCOMPANYING
ARTICLES OF RESTATEMENT OF
ARTICLES OF INCORPORATION OF
NET 1 UEPS TECHNOLOGIES, INC.

     Pursuant to the provisions of Section 607.1003 and 607.1007 of the Florida Business Corporation Act (the "Act"), the undersigned corporation, NET 1 UEPS TECHNOLOGIES, INC. (the "Corporation"), a Florida corporation, certifies the following:

     1. The name of the Corporation is Net 1 UEPS Technologies, Inc.

     2. The Articles of Restatement amend and restate the Corporation's Articles of Incorporation in their entirety.

     3. The amended and restated Articles of Incorporation were adopted by the written consent of all of the members of the Board of Directors adopted by the Board of Directors of the Corporation effective October 16, 2008.

     4. The amended and restated Articles of Incorporation were recommended by the Board of Directors of the Corporation and submitted to the shareholders of the Corporation for approval at the annual meeting of the shareholders of the Corporation, held on November 27, 2008. The amendment to the Articles of Incorporation of the Corporation was approved by the shareholders of the Corporation, with the number of votes cast for the amendment being sufficient for approval in accordance with the applicable provisions of the Act.

     IN WITNESS WHEREOF, the Chief Executive Officer of the Corporation has signed this Certificate as of November 27, 2008.

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Serge C.P. Belamant
Serge C.P. Belamant,
Chief Executive Officer

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
NET 1 UEPS TECHNOLOGIES, INC.

     Pursuant to Sections 607.1001, 607.1003, and 607.1007 of the Florida Business Corporation Act (the "Act"), NET I UEPS TECHNOLOGIES, INC., approves and adopts the following Amended and Restated Articles of Incorporation:

ARTICLE I.
Name

     The name of the Corporation is Net 1 UEPS Technologies, Inc.

ARTICLE II.
Term of Existence

     The Corporation will have perpetual existence.

ARTICLE III.
Nature of Corporate Business and Powers

     The general nature of the business to be transacted by the Corporation shall be to engage in any and all lawful business permitted under the laws of the United States and the State of Florida.

ARTICLE IV.
Capital Stock

     The maximum number of shares of capital stock that the Corporation shall be authorized to issue and have outstanding at any one time shall be two hundred fifty million (250,000,000), of which two hundred million (200,000,000) shares shall be designated as common stock, par value $0.001 per share, and fifty million (50,000,000) shares shall be designated as preferred stock par value $0.001 per share.

     Series of the preferred stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and express in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

ARTICLE V.
Affiliated Transactions

     Pursuant to Section 607.0901(5)(a) of the Act, the Corporation elects not to be governed by the requirements or other provisions regarding affiliated transactions of Section 607.0901 of the Act. Therefore, the terms of such section of the Act will not apply with respect to the approval, adoption, authorization, ratification or effectuation of any affiliated transactions involving the Corporation.

ARTICLE VI.
Amendment

     These Articles of Incorporation may be amended in the manner provided by law.

     IN WITNESS WHEREOF, the Chief Executive of the Corporation has signed these Amended and Restated Articles of Incorporation as of November 27, 2008.

NET 1 UEPS TECHNOLOGIES, INC.

By:	/s/ Serge C.P. Belamant
Serge C.P. Belamant,
Chief Executive Officer